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                            August 15, 2023

       Victor Nkansa
       Chief Financial Officer
       Xtra-Gold Resources Corp.
       Monte Carlo #7
       Paradise Island
       Nassau, Bahamas

                                                        Re: Xtra-Gold Resources
Corp.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Amendment to Form
20-F for the fiscal year ended December 31, 2022
                                                            Filed June 9, 2023
                                                            File No. 333-139037

       Dear Victor Nkansa:

                We have reviewed your July 20, 2023 and August 8, 2023 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2023 letter.

       Amendment to Form 20-F for the fiscal year ended December 31, 2022

       Item 16F. Changes in Registrants Certifying Accountant, page 76

   1. Please include as exhibits, the letters from your former accountants, Harbourside CPA and
                                                        RBSM LLP, stating
whether each accountant agrees or disagrees with the statements made by the company in
response to Item 16F(a). See Item 16F(a)(3) of Form 20-F.
       Item 18. Financial Statements , page 79

   2.                                                   We note the recent
amendment to the annual report includes auditor   s opinions from
 Victor Nkansa
Xtra-Gold Resources Corp.
August 15, 2023
Page 2
         Harbourside CPA and RBSM LLP at exhibits 99.1 and 99.2, respectively. We also note the amendment omitted the audit report from BF Borgers CPA PC and the three years of financial statements and footnotes previously filed as exhibit 99.1. Please provide a full amendment that includes all of the financial statements and the related financial information, and all three of the audit reports required to be provided in an annual report, pursuant to Item 18(a) of Form 20-F.
Item 19. Exhibits, page 79

3.       We note that management   s certifications at exhibits 12.1, 12.2,
13.1, and 13.2 were not
         filed with the amendment. Please include currently dated certifications as exhibits to the full amendment of the Form 20-F. Refer to General Instructions B(e) of the Form 20-F.
4. We refer you to exhibit 99.1. Please have your auditors revise their audit report at paragraph two of the basis for opinion section to refer to the standards of the Public
         Company Accounting Oversight Board (United States) rather than auditing standards.
         Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation
S-X.
        You may contact Brian McAllister at(202) 551-3341 or Shannon Buskirk at
(202) 551-
3717 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameVictor Nkansa                                 Sincerely,
Comapany NameXtra-Gold Resources Corp.
                                                                Division of
Corporation Finance
August 15, 2023 Page 2                                          Office of
Energy & Transportation
FirstName LastName